Memorandum

TO:	Chevron Corporation (CVX) shareholders

Subject:	Grounds for a Yes vote on Chevron shareholder resolution (Item No. 5) re the appointment of an independent board director with a high level of environmental expertise

Date:	May 2011

Contact:	Shelley Alpern, Trillium Asset Management Corporation
(617) 423-6655, x 248 or salpern@trilliuminvest.com

Fellow Chevron Shareholders:

Trillium Asset Management Corporation and the New York State Common Retirement Fund seek your support for Item No. 5 on Chevron’s 2011 proxy ballot, our proposal seeking the appointment of a board director with a high level of environmental expertise (attached).  This proposal will enhance the environmental expertise on the Chevron board, better positioning them to deal with the significant environmental risks the company faces.

As the resolution notes, Chevron is on trial in Ecuador for widespread contamination of Amazonian land and water resources by Texaco in the 1970s.  On February 14, 2011, the Ecuadorian Provincial Court of Justice of Sucumbíos, issued its judgment in which it found Chevron liable for close to $18 billion in compensatory and punitive damages.  The case is now in appeals court. A preliminary injunction has been issued in the US against enforcement of that judgment. That injunction is also on appeal.  As shareholders, we see significant potential financial and operational risk to Chevron from the company’s environmental liabilities in Ecuador.

Chevron is also accused of polluting land and water resources by its Niger Delta operations, and damaging the local fishing economy through dredging of waterways; and faces allegations of environmental and health damages to local communities from its operations in Kazakhstan. In the U.S., Chevron’s Richmond, California and Pascagoula, Mississippi refineries are accused of being two of the nation’s dirtiest.

Chevron’s track record causes us to question Chevron’s environmental management program and policies, and whether the company itself has a serious strategic approach to environmental challenges. A 1999 Harvard Business School case study details the company’s difficulty in implementing an environmental risk management system given Chevron’s decentralized structure and corporate culture.  It appears that many of the issues identified in that case study persist today.1

In recent years, a growing number of boards have added committees whose oversight includes environmental matters, sometimes under the designation of “environment committee,” “sustainability committee,” or “environment and public policy.”  According to the Conference Board (US), about 15% of manufacturing companies have such committees.

In 2009, RiskMetrics Group sought input from clients and issuers about whether extractive industries should have board-level environmental expertise. Nearly 47 percent of respondents to that question indicated they believed extractives companies should have a director with environmental expertise serving on the board.

None of the biographies of any of the Board members evidences any specific expertise in environmental issues relevant to the oil and gas sector.2

Attempts to address this issue through dialogue have been less than successful.  Some of the proponents and company management engaged in dialogue 2010, with the shareholders proposing that board membership criteria be amended to include “environmental sustainability and oversight” expertise. This suggestion was rejected by Chevron.  In 2007, former US Senator Sam Nunn, the chair of Chevron’s Public Policy Committee, declined an invitation from the Carter Center to convene a dialogue with some of the proponents of this proposal to discuss the concerns regarding environmental and legal risk. The shareholder group included a number of institutional investors, including public pension funds, labor and religious shareholders, who had sponsored or otherwise supported shareholder resolutions addressing this matter.

It is our opinion that Chevron’s Board could be strengthened with the addition of members with a deep understanding of environmental issues relating to Chevron’s business lines. This need is underscored this year with Chevron facing significant potential financial and operational risk from enforcement of the recent $18 billion judgment in Ecuadorian court.  A vote in support of this proposal will signal to Chevron management the need to strengthen the quality of board oversight on environmental matters.

1 Harvard Business School case study 9-799-062, April 1, 1999.
2 http://www.chevron.com/investors/corporategovernance/committeemembers.

WHEREAS:

Environmental expertise is critical to the success of companies in the energy industry because of the significant environmental issues associated with their operations.  Shareholders, lenders, host country governments and regulators, and affected communities are focused on these impacts.   A company’s inability to demonstrate that its environmental policies and practices are in line with internationally accepted standards can lead to difficulties in raising new capital and obtaining the necessary licences from regulators.

Chevron has repeatedly been cited for allegedly harmful environmental practices:

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Chevron is on trial in Ecuador for widespread contamination of Amazonian land and water resources by Texaco in the 1970s. Plaintiffs suing Chevron are challenging the adequacy of a remediation effort completed in 1998. A court-appointed expert in the Ecuadorian litigation has recommended that Chevron could be held liable for up to $27.3 billion in damages.

•
Chevron is accused of polluting land and water resources by its Niger Delta operations, and damaging the local fishing economy through dredging of waterways. These practices have fueled civil unrest, protests, and a related lawsuit alleging Chevron’s complicity in security forces’ killing of two protestors.

•
Chevron faces allegations of environmental and health damages to local communities from its operations in Kazakhstan. In 2007, a consortium in which Chevron has a 50% interest was fined approximately $609 million for illegally storing sulphur.

We believe that these controversies have the potential to damage shareholder value and that the company must respond to environmental challenges in an effective, strategic and transparent manner in order to restore trust and minimize the adverse impact of its operations.

Chevron does not currently have an independent director with environmental expertise. We believe it would benefit the company to address the environmental impact of its business at the most strategic level – by appointing a specialist to the board.  An authoritative figure with acknowledged environmental expertise and standing could perform a valuable and strategic role for the company by enabling Chevron to more effectively address the environmental issues inherent in its business. It would also help ensure that the highest levels of attention focus on the development of environmental standards for new projects.  Such a board role would strengthen the company’s ability to demonstrate the seriousness with which it is addressing environmental issues.

THEREFORE, BE IT RESOLVED: Shareholders request that, as the terms in office of elected board directors expire, at least one candidate be recommended who:

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has a high level of expertise and experience in environmental matters relevant to hydrocarbon exploration and production and is widely recognized in the business and environmental communities as an authority in such field, in each case as reasonably determined by the company’s board, and

•
will qualify, subject to limited exceptions in extraordinary circumstances explicitly specified by the board, as an independent director under  standards applicable to the company as an NYSE listed company, in order that the board includes at least one director satisfying the foregoing criteria, which director shall have designated responsibility on the board for environmental matters.